UROPLASTY, INC.

                                                      Rules 424(b)(3) and 424(c)
                                                              File No. 333-58887

Supplement No. 1 to Prospectus, dated November 9, 1998

Second Quarter Fiscal 1999 Financial Results. The worldwide net revenues of Uroplasty, Inc. (the "Company") for its second fiscal quarter ended September 30, 1998 were $1,194,539, a 30% increase over the net revenues for the quarter
ended September 30,1997.   Net income for the second quarter was $99,321
compared to a loss of $6,101 for the same period last year. Worldwide net revenues for the six months ended September 30, 1998 were $2,510,239, a 21% increase over the net revenues for the six months ended September 30, 1997. Net income for the six months ended September 30, 1998 increased by 49% to $348,555 compared to net income of $232,591 for the same period last year. Net income per share for the first six months increased to $0.07 compared to $0.06 for the first six months of the previous year. During both the six months and three months periods, the increase in revenues resulted from continued sales growth of the Company's major product, Macroplastique(r), and the decrease in operating profit resulted from significantly increased research and development expenses associated with FDA approval costs and increased selling and marketing expenses. In contrast to the operating results, net income for the quarter increased due to a one-time tax benefit, increased interest income, and foreign currency exchange fluctuations.

Summary of Operations:
                              SIX MONTHS ENDED 9/30      THREE MONTHS ENDED 9/30

                                  1998         1997           1998          1997
                                  ----         ----           ----          ----
Net Revenue                 $2,510,239   $2,066,603     $1,194,539      $917,364
Operating Profit (Loss)       $252,909     $392,963       $(8,623)       $38,628
Net Income                    $348,555     $232,591        $99,321      $(6,101)


Basic Earnings Per Share         $0.07        $0.06          $0.02         $0.00
Diluted Earnings Per Share       $0.06        $0.06          $0.02         $0.00

Weighted average common shares outstanding:

Basic                         5,332,141   4,091,247      5,917,610     4,140,710
Diluted                       5,669,228   4,178,028      6,214,707     4,178,028

For further information, see the Company's Quarterly Report on Form 10QSB, available from the Company or through the SEC's EDGAR system.

                               The date of this Supplement is November 13, 1998.